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August 24, 2007
BY FACSIMILE AND EDGAR
Ms. Kari Jin
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Merge Technologies Incorporated
Item 4.02 Form 8-K
Filed on August 14, 2007
File No. 0-29486
Dear Ms. Jin:
     On behalf of Merge Technologies Incorporated (the “Company”), this letter is being submitted in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2007, with respect to the Company’s Form 8-K filed on August 14, 2007. For convenience of reference, the comments in the Letter have been repeated below.
Form 8-K Filed August 14, 2007
1.      We note the Company anticipates that the restated financial information will be set forth in its Amended Annual Report on Form 10-K for year ended December 31, 2006 and the Amended Quarterly Report for the quarter ended March 31, 2007. It appears that the errors related to the issues addressed in your August 14, 2007 Form 8-K effect several quarterly filings. Please note that companies that propose to correct material errors without amending all previously filed reports should contact the staff of the Division of Corporation Finance for approval.
Response:
     Based on your comment and at your direction, on August 22, 2007, the Company’s outside securities counsel, Katten Muchin Rosenman LLP, contacted Joel Levine of the Commission to discuss the reports of the Company that would need to be amended. Mr. Levine indicated that there is no requirement for a registrant to obtain from the Staff a formal approval to correct material errors without amending all previously filed reports. He noted that the Staff, however, is prepared to give formal guidance if requested to do so in writing by the registrant. Mr. Levine also noted that, while the form of sample letter posted on the Commission’s website on January 16, 2007 regarding the filing of restated financial statements for errors in accounting for stock option grants does not specifically apply to the Company’s situation, such guidance is useful when determining the information that should be disclosed in an amended 10-K. Mr. Levine also expressed willingness to respond to specific questions regarding the restatement of the Company’s financial statements.
2.      Item 4.02(a) of Form 8-K, states that a registrant should file a Form 8-K when the Company concludes that any previously issued quarterly or annual financial statements should no longer be relied upon because of an error in the financial statements. As a result, revise your Form 8-K disclosure to identify both the quarterly and annual periods covered that should no longer be relied upon.
Response:
     On August 24, 2007, the Company filed an amendment to the Form 8-K filed on August 14, 2007 to more clearly identify both the quarterly and annual periods covered that should no longer be relied upon.
     In addition, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe the responses above fully address the comments contained in the Letter. Please call me at (770) 810-7521 if you have any questions regarding the above responses.
Sincerely,
Craig Apolinsky
General Counsel and Vice President
Merge Technologies Incorporated
cc:      Mark D. Wood, Partner, Katten Muchin Rosenman LLP

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